EXHIBIT 8
LIST OF SUBSIDIARIES
December 31, 2010
•	Tdsoft Ltd. (Israel)
•	Tdsoft Communications Inc. (United States)
•	Tdsoft BV (Netherlands)
•	VocalTec Communications, Inc. (United States)
•	VocalTec Communications Hong-Kong Limited (Hong-Kong)
•	VocalTec Communications Singapore PTE Ltd. (Singapore)
•	YMax Corporation (United States)
•	YMax Communications Corporation (United States)
•	YMax Holdings Corporation (United States)
•	magicJack, LP (United States)
•	TigerJet Network, Inc. (United States)
•	Stratus Telecommunications, LLC (United States)
•	SJ Labs, Inc. (United States)
•	Predictive Marketing LLC (United States)
•	B Kruse and Associates, LLC (United States)